A
4S

SO 4/5/04

SECURITIE: 04017719 SION

V. ... D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65576

RECEIVED MAR 31 2004 208 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE MOON FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 SHERMAN STREET, 9TH FLOOR
(No. and Street)

DENVER (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT CAROTHERS 954-575-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJ ROBBINS PC
(Name – *if individual, state last, first, middle name*)

216 16TH STREET, SUITE 600 (Address) DENVER (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT CAROTHERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE MOON FINANCIAL, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICERR

Title

3/29/2004

Notary Public

David Charles Gibson
My Commission CC932137
Expires April 30, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (P) A RECONCILATION WITH COMPUATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5.

a|j robbins pc
Certified Public Accountants

BLUE MOON FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

Columbine Place
216 16th Street, Suite 600
Denver, Colorado 80202
303 321 1281 > T 303 321 1288 > F
www.ajrobbins.com

INDEX TO FINANCIAL STATEMENTS

airobbins pc
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Blue Moon Financial, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Blue Moon Financial, LLC as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Moon Financial, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedule listed in the accompanying index to financial statements is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respect in relation to the financial statements taken as a whole.

Denver, Colorado
March 22, 2004

AJ Robbins PC

Columbine Place
216 16th Street, Suite 600
Denver, Colorado 80202
303 321 1281 > T 303 321 1288 > F
www.ajrobbins.com

BLUE MOON FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	15,385
Commissions receivable, related party		30,000
Prepaid expenses		1,273
	$	46,658

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	2,410
MEMBER'S EQUITY		44,248
	$	46,658

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

BLUE MOON FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 50,946
EXPENSES:	
Salaries and payroll expenses	154,213
Commissions	16,214
General and administrative expenses	69,783
Professional fees	48,080
Total Expenses	288,290
NET (LOSS)	$ (237,344)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

BLUE MOON FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Member's Equity
Balance, December 31, 2002	$ 26,199
Contributions	255,393
Net (loss)	(237,344)
Balance, December 31, 2003	$ 44,248

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

BLUE MOON FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net (loss)	$	(237,344)
Adjustment to reconcile net (loss) to net cash from operating activities:		
Contributed capital for expenses paid by related party		245,081
Changes in assets and liabilities:		
Commissions receivable, related party		(30,000)
Prepaid expenses		10,227
Accounts payable		2,410
Net Cash (Used) in Operating Activities		(9,626)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		10,312
Net Cash Provided by Financing Activities		10,312
NET INCREASE IN CASH		686
CASH, beginning of year		14,699
CASH, end of year	$	15,385

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

BLUE MOON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
Blue Moon Financial, LLC (the "Company") is a Colorado Limited Liability Company organized on August 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company, as a broker-dealer, sells interests of limited partnerships managed by TDP Capital Access, LLC, a related party.

Reserves and Possession or Control Requirements
The Company under rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commissions. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company and promptly transmits all funds and delivers all securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue Recognition
The Company recognizes commission revenue upon receipt of signed offering documents from investors, indicating a commitment to purchase interests in the limited partnerships.

Prepaid Expenses
Prepaid expenses consists of amounts paid to the National Association of Securities Dealers ("NASD") for future charges for registration and fees. These amounts are held with the NASD and the charges are deducted from the balance as incurred.

Income Taxes
The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Concentrations of Credit Risk
The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of cash, commissions receivable, related party and accounts payable approximate fair value because of the short maturity of these items.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities or "VIEs") and to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. The disclosure requirements of FIN 46 became effective for financial statements issued after January 31, 2003. The adoption of this interpretation did not have an impact on the Company's financial statements.

In April 2003, FASB issued SFAS No. 149, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 149") which is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments including certain instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has adopted SFAS 149 and its adoption did not have a material effect on its financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," ("SFAS 150") which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has adopted SFAS 150 and its adoption did not have a material effect on its financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $12,975 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.2 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense agreement with a related party. Under the agreement, all operating expenses are paid by the related party, with no expectation from the related party to be reimbursed. The payment of these expenses are treated as additional contributions by the sole member of the Company, as the related party and the Company are under common ownership.

The Company operates as the placement agent for private offerings to raise capital for related parties; therefore, the majority of all commissions received are received from related parties. At December 31, 2003 the Company was owed $30,000 for commissions from a related party.

NOTE 4 – MEMBER'S EQUITY

During the year ended December 31, 2003 the sole member of the Company contributed $255,393 into the Company, through payment of expenses of the Company by a related party, as well as cash contributions.

SUPPLEMENTARY INFORMATION

BLUE MOON FINANCIAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:		
Member's equity	$	44,248
DEBIT:		
Commissions receivable, related party		30,000
Prepaid expenses		1,273
NET CAPITAL BEFORE HAIRCUTS		12,975
Haircuts on security positions		---
NET CAPITAL		12,975
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,410 or $5,000, whichever is greater		5,000
Excess Net Capital	$	7,975
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	2,410
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.2 to1

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

BLUE MOON FINANCIAL, LLC
RECONCILIATION WITH COMPUTATION OF
NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2003

Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	15,385
Audit adjustment to record accounts payable, previously recorded as capital contributions		(2,410)
NET CAPITAL PER AUDIT	$	12,975

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

ajrobbins pc
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Blue Moon Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Blue Moon Financial, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blue Moon Financial, LLC that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Columbine Place
216 16th Street, Suite 600
Denver, Colorado 80202
303 321 1281 > T 303 321 1288 > F
www.ajrobbins.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. This report recognizes that it is not practicable in an organization the size of Blue Moon Financial, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be of material weakness as defined above.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

In addition, our review indicated the Blue Moon Financial, LLC, was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during this period.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

AJ Robbins PC

Denver, Colorado
March 22, 2004